

Mail Stop 4561

January 5, 2010

Via U.S. Mail and Facsimile (240) 497-3001

Mel F. Wesley
Vice President and Chief Financial Officer
OPNET Technologies, Inc.
7255 Woodmont Avenue
Bethesda, Maryland 20814-7900

> **Re:** **OPNET Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed June 5, 2009**
> **File No. 000-30931**

Dear Mr. Wesley:

We have reviewed your response letter dated December 10, 2009 in connection with the above-referenced filing and have the following comments. References to prior comments refer to the comments in our letter dated November 19, 2009.

Part III (As Incorporated from the Definitive Proxy Statement filed July 29, 2009)

Compensation Discussion and Analysis

Compensation Components

Compensation Philosophy, page 22

1. You indicate in your response to prior comment 5 that in determining compensation levels for your executives, your compensation committee historically considers your revenues, revenue growth, profitability and operating cash flow and that these measures are typically evaluated against the company's budget for the related year. Please note that when discussing corporate performance objectives, you should disclose related qualitative goals in order to

Mel F. Wesley
Opnet Technologies, Inc.
January 5, 2010
Page 2

      conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. Accordingly, in your response letter please disclose the targets established for each of your corporate performance measures for 2009, the degree to which each such target was achieved, and the effect of achievement or non-achievement of such targets on the compensation awarded to your executives. If you have omitted specific performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b), your disclosure should address how difficult it will be the company to achieve the undisclosed target levels.

2.   You also indicate in your response to prior comment 5 that your compensation committee referred to data about salary levels at comparable companies when addressing the salary levels of Messrs. Marc Cohen, Alain Cohen and Mel Wesley. In your response letter, please identify these comparable companies or explain in greater detail why you do not believe that you have engaged in benchmarking. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K compliance and Disclosure Interpretations, available on our website.

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      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

      Please contact the undersigned at (202) 551-3456 if you have questions. If you require additional assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

      Sincerely,

      Matthew Crispino
      Attorney-Advisor